The Lazard Funds, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

A Joint Special Meeting of Shareholders of the
Fund and Lazard Retirement Series, Inc.was held on
October 20, 2017, to vote on the following proposal.
The proposal received the required number of votes of shareholders and was adopted.

Proposal 1:
To elect each of Franci J. Blassberg, Trevor W. Morrison and Nathan A. Paul as a Fund Director.

Director		For		Withhold Authority
Franci J. Blassberg	1,322,185,144	18,431,907
Trevor W. Morrison	1,323,575,840	17,041,212
Nathan A. Paul		1,331,727,319	8,889,732